UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐             No  ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration

Statement on Form F-3ASR (File No. 333-188176)

EXHIBITS

Exhibit Number		Description

1.1	—	Underwriting Agreement, dated May 7, 2013, among Grupo Televisa, S.A.B., as Issuer, and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Deutsche Securities, S.A. de C.V., Casa de Bolsa, HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC and Morgan Stanley México, Casa de Bolsa, S.A. de C.V., as Underwriters.

4.1	—	Sixteenth Supplemental Indenture, dated as of May 14, 2013, among Grupo Televisa, S.A.B., as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, relating to the 7.25% Peso Denominated Senior Notes due 2043.

4.2	—	Form of Global Note representing the 7.25% Peso Denominated Senior Notes due 2043 (included in Exhibit 4.1).

5.1	—	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2	—	Opinion of Mijares, Angoitia, Cortés y Fuentes, S.C.

23.1	—	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included as part of its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mijares, Angoitia, Cortés y Fuentes, S.C. (included as part of its opinion filed as Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 14, 2013	By	/s/ Joaquín Balcárcel Santa Cruz
	Name:	Joaquín Balcárcel Santa Cruz
	Title:	General Counsel